          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 12

                                   FORM 6-K
                                  ----------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of December 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ____                 No  X
                                                 ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

INTERIM RESULTS:

     Enclosed is information as to the registrant's financial condition and results of operations at and for the six-month period ended September 30, 2000. The financial information included therein was prepared on the basis of accounting principles generally accepted in the United States.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION

                                       By /s/   Hiroo Inoue
                                         --------------------------------
                                         Name:  Hiroo Inoue
                                         Title: General Manager
                                                Department IV


Date:  December 22, 2000

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 --------------------------------------------
                             AND ITS SUBSIDIARIES
                           ------------------------
                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                  ------------------------------------------

                                                                                                    Millions of
                                                                                                    U.S. dollars
                                                                   Millions of yen                    (Note 2)
                                                        ---------------------------------------  -------------------
                                                            March 31,          September 30,        September 30,
                                                              2000                 2000                 2000
--------------------------------------------------------------------------------------------------------------------
 ASSETS
 Current assets:
    Cash and cash equivalents                             (Yen)1,155,274         (Yen)517,391              $4,791
    Notes and accounts receivable, trade                       1,678,095            2,045,873              18,943
    Allowance for doubtful accounts                              (35,682)             (39,149)               (362)
    Inventories                                                  189,850              241,522               2,236
    Prepaid expenses and other current assets                    709,230              534,327               4,947
--------------------------------------------------------------------------------------------------------------------
              Total current assets                             3,696,767            3,299,964              30,555
--------------------------------------------------------------------------------------------------------------------

 Property, plant and equipment:
    Telecommunications equipment                              12,334,617           12,678,631             117,395
    Telecommunications service lines                          11,958,392           11,982,324             110,947
    Buildings and structures                                   5,151,633            5,225,788              48,387
    Machinery, vessels and tools                               1,836,879            1,854,231              17,169
    Land                                                         745,261              770,348               7,133
    Construction in progress                                     579,822              634,805               5,878
--------------------------------------------------------------------------------------------------------------------
                                                              32,606,604           33,146,127             306,909
    Accumulated depreciation                                 (20,743,008)         (21,336,464)           (197,560)
--------------------------------------------------------------------------------------------------------------------
                                                              11,863,596           11,809,663             109,349
--------------------------------------------------------------------------------------------------------------------

 Investments and other assets:
    Investments in affiliated companies                          338,379              936,780               8,674
    Marketable equity securities and other investments           369,654              454,063               4,204
    Intangible and other assets                                1,881,597            2,547,001              23,583
    Deferred income taxes                                        951,296            1,049,927               9,722
--------------------------------------------------------------------------------------------------------------------
                                                               3,540,926            4,987,771              46,183
--------------------------------------------------------------------------------------------------------------------

                                                         (Yen)19,101,289      (Yen)20,097,398            $186,087
====================================================================================================================

 The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 --------------------------------------------
                             AND ITS SUBSIDIARIES
                            ----------------------
                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                   ----------------------------------------


                                                                                                           Millions of
                                                                                                          U.S. dollars
                                                                         Millions of yen                    (Note 2)
                                                              ---------------------------------------   ------------------
                                                                  March 31,          September 30,        September 30,
                                                                     2000                2000                 2000
--------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
    Short-term borrowings                                          (Yen)410,305      (Yen)1,372,497              $12,708
    Current portion of long-term debt                                   868,648             854,754                7,914
    Accounts payable, trade                                           1,440,629           1,227,181               11,363
    Accrued payroll                                                     486,415             419,252                3,882
    Accrued interest                                                     40,390              56,355                  522
    Accrued taxes on income                                             346,895             374,564                3,468
    Accrued consumption tax                                              92,014              78,071                  723
    Advances received                                                    83,604              64,766                  600
    Other                                                                88,877             166,044                1,537
--------------------------------------------------------------------------------------------------------------------------
              Total current liabilities                               3,857,777           4,613,484               42,717
--------------------------------------------------------------------------------------------------------------------------

  Long-term liabilities:
    Long-term debt                                                   4,239,088            4,009,117               37,121
    Obligations under capital leases                                   359,786              350,221                3,243
    Liability for employees severance payments                       3,088,996            3,191,586               29,552
    Other                                                              630,707              648,810                6,008
--------------------------------------------------------------------------------------------------------------------------
                                                                     8,318,577            8,199,734               75,924
--------------------------------------------------------------------------------------------------------------------------

 Minority interest in consolidated subsidiaries                        910,311            1,003,730                9,294
--------------------------------------------------------------------------------------------------------------------------

 Shareholders' equity :
    Common stock, (Yen)50,000 par value -
       Authorized-62,400,000 shares
       Issued and outstanding:
        -15,834,590 shares                                             795,600              795,600                7,367
    Additional paid-in capital                                       2,530,476            2,530,476               23,430
    Retained earnings                                                2,648,286            2,906,059               26,908
    Accumulated other comprehensive income                              40,262               48,315                  447
--------------------------------------------------------------------------------------------------------------------------
                                                                     6,014,624            6,280,450               58,152
--------------------------------------------------------------------------------------------------------------------------
 Commitments and contingent liabilities
--------------------------------------------------------------------------------------------------------------------------
                                                               (Yen)19,101,289      (Yen)20,097,398             $186,087
==========================================================================================================================

The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

                   CONSOLIDATED INCOME STATEMENT (UNAUDITED)
                   -----------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------

                                                                                                    Millions of
                                                                                                   U.S. dollars
                                                                      Millions of yen                 (Note 2)
                                                             ------------------------------------  ---------------
                                                                 1999                 2000               2000
------------------------------------------------------------------------------------------------------------------
 Operating revenues:
    Telephone                                               (Yen)3,222,582      (Yen)3,133,941           $29,018
    Telegraph                                                       38,812              37,854               350
    Leased circuit                                                 261,870             248,605             2,302
    Data communication facility                                    201,721             189,739             1,757
    ISDN service                                                   373,433             511,227             4,734
    Sale of telecommunication equipment                            502,656             701,665             6,497
    Miscellaneous                                                  420,832             650,620             6,024
------------------------------------------------------------------------------------------------------------------
                                                                 5,021,906           5,473,651            50,682
------------------------------------------------------------------------------------------------------------------
 Operating expenses:
    Personnel                                                    1,169,891           1,117,344            10,346
    Depreciation, amortization and maintenance costs             1,611,871           1,642,504            15,208
    Other                                                        1,622,381           2,044,039            18,926
------------------------------------------------------------------------------------------------------------------
                                                                 4,404,143           4,803,887            44,480
------------------------------------------------------------------------------------------------------------------
 Operating income                                                  617,763             669,764             6,202
------------------------------------------------------------------------------------------------------------------
 Other expenses (income):
    Interest and amortization of bond discounts and
      issue costs                                                   94,981              78,016               722
    Interest income                                                (16,631)            (17,226)             (159)
    Gain on sales of investments in affiliated company (Note 4)          -             (76,100)             (704)
    Other, net                                                       7,380             (17,814)             (165)
------------------------------------------------------------------------------------------------------------------
                                                                    85,730             (33,124)             (306)
------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                        532,033             702,888             6,508
------------------------------------------------------------------------------------------------------------------
 Income taxes:
    Current                                                        229,801             391,357             3,623
    Deferred                                                           (60)            (90,178)             (835)
------------------------------------------------------------------------------------------------------------------
                                                                   229,741             301,179             2,788
------------------------------------------------------------------------------------------------------------------
 Income before minority interest and equity in earnings
   of affiliated companies                                         302,292             401,709             3,720
 Minority interest in consolidated subsidiaries                    (81,645)            (96,357)             (892)
 Equity in earnings of affiliated companies                         12,157              (1,897)              (18)
------------------------------------------------------------------------------------------------------------------
 Net income                                                 (Yen)  232,804      (Yen)  303,455            $2,810
==================================================================================================================

                                                                                                   U.S. dollars
                                                                           Yen                       (Note 2)
                                                           ------------------------------------   ----------------
                                                                 1999               2000               2000
-----------------------------------------------------------------------------------------------   ----------------
 Per share of common stock:
 Net income                                                    (Yen)14,676        (Yen)19,164               $177
------------------------------------------------------------------------------------------------------------------
 Cash dividends                                                (Yen) 7,500        (Yen) 2,500               $ 23
------------------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
           ----------------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------


                                                                   Millions of yen              Millions of
                                                                                                U.S. dollars
                                                                                                  (Note2)
                                                          ----------------------------------- ----------------
                                                                 1999              2000             2000
--------------------------------------------------------------------------------------------------------------
 Common stock:
    At beginning of year                                  (Yen)  795,600    (Yen)  795,600            $7,367
    Capitalization of additional paid-in capital                       -                 -                 -
--------------------------------------------------------------------------------------------------------------
    At end of period                                             795,600           795,600             7,367
--------------------------------------------------------------------------------------------------------------
 Additional paid-in capital:
    At beginning of year                                       2,530,476         2,530,476            23,430
    Transfer to common stock                                           -                 -                 -
--------------------------------------------------------------------------------------------------------------
    At end of period                                           2,530,476         2,530,476            23,430
--------------------------------------------------------------------------------------------------------------
 Retained earnings:
    At beginning of year                                       2,628,272         2,648,286            24,521
    Appropriations -
       Cash dividends ((Yen)7,500)                              (119,339)                -                 -
       Cash dividends ((Yen)2,500 - $23 per share)                     -           (39,586)             (367)
    Net income                                                   232,804           303,455             2,810
    Purchase and retirement of common stock                      (73,347)                -                 -
    Other change                                                       -            (6,096)              (56)
--------------------------------------------------------------------------------------------------------------
    At end of period                                           2,668,390         2,906,059            26,908
--------------------------------------------------------------------------------------------------------------
 Accumulated comprehensive income (loss):
    At beginning of year                                         (43,578)           40,262               373
    Other comprehensive income                                    40,244             8,053                74
--------------------------------------------------------------------------------------------------------------
    At end of period                                              (3,334)           48,315               447
--------------------------------------------------------------------------------------------------------------
 Shareholders' equity at end of period                    (Yen)5,991,132    (Yen)6,280,450           $58,152
==============================================================================================================

 Summary of total comprehensive income:
    Net income                                            (Yen)  232,804    (Yen)  303,455           $ 2,810
    Other comprehensive income                                    40,244             8,053                74
--------------------------------------------------------------------------------------------------------------
 Comprehensive income                                     (Yen)  273,048    (Yen)  311,508           $ 2,884
==============================================================================================================

The accompanying notes are an integral part of these statements.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
               ------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------


                                                                                                       Millions of
                                                                                                      U.S. dollars
                                                                         Millions of yen                (Note 2)
                                                               ------------------------------------- ----------------
                                                                     1999               2000              2000
---------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
    Net income                                                    (Yen)232,804       (Yen)303,455           $ 2,810
    Adjustments to reconcile net income to net cash provided
      by operating activities -
       Depreciation and amortization                                 1,108,343          1,190,417            11,022
       Deferred taxes                                                      (60)           (90,178)             (835)
       Minority interests                                               81,645             96,357               892
       Loss on sale or disposal of property, plant and equipment        81,005             75,443               699
       Gain on sales of investments in affiliated company (Note 4)           -            (76,100)             (704)
       Increase in notes and accounts receivable, trade                (80,565)          (360,371)           (3,337)
       Increase in inventories                                         (44,908)           (51,652)             (478)
       Decrease in other current assets                                145,356            196,342             1,818
       Decrease in accounts payable, trade and accrued payroll        (177,740)          (133,218)           (1,234)
       Increase (decrease) in accrued consumption tax                   41,331            (13,943)             (129)
       Increase in accrued interest                                      5,817             16,135               149
       Increase (decrease) in advances received                         17,788            (18,838)             (174)
       Increase (decrease) in accrued taxes on income                 (270,610)            27,671               256
       Increase in liabilities for employees' severance
        payments, net of deferred pension costs                        111,913            107,244               993
       Increase in other long-term liabilities                          62,483             13,286               123
       Other                                                           (14,838)            13,225               122
---------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                   1,299,764          1,295,275            11,993
---------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities:
    Payments for property, plant and equipment                      (1,242,374)        (1,361,189)          (12,603)
    Proceeds from sale of property, plant and equipment                  4,741             17,794               165
    Proceeds from sale of marketable equity securities and
      other investments (Note 4)                                           492             58,564               542
    Payment for Verio Inc., net of cash acquired (Note 3)                    -           (491,573)           (4,552)
    Payment for additional investments in affiliates and
      intangible and other assets (Note 5)                            (319,800)          (824,414)           (7,633)
---------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                      (1,556,941)        (2,600,818)          (24,081)
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
               ------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------

                                                                                                     Millions of
                                                                                                    U.S. dollars
                                                                     Millions of yen                  (Note 2)
                                                           ------------------------------------   ------------------
                                                                 1999               2000                2000
--------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
    Proceeds from issuance of long-term debt                (Yen)  439,310        (Yen) 91,123         $    844
    Payments for settlement of long-term debt                     (274,688)           (327,921)          (3,036)
    Purchases of common stock                                      (73,347)                  -                -
    Dividends paid                                                (119,339)            (39,586)            (367)
    Net increase in short-term borrowings and other                    505             944,044            8,741
--------------------------------------------------------------------------------------------------------------------

         Net cash used in financing activities                     (27,559)            667,660            6,182
--------------------------------------------------------------------------------------------------------------------

 Decrease in cash and cash equivalents                            (284,736)           (637,883)          (5,906)
 Cash and cash equivalents at beginning of period                1,656,672           1,155,274           10,697
--------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents at end of period                 (Yen)1,371,936        (Yen)517,391         $  4,791
====================================================================================================================

 Cash paid during the period for:
    Interest                                                (Yen)   61,484        (Yen) 80,270         $    743
====================================================================================================================

    Income taxes                                            (Yen)  488,740        (Yen)124,259         $  1,151
====================================================================================================================

 Capital lease obligations incurred during the period       (Yen)   16,673        (Yen)  3,697         $     34
====================================================================================================================

The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
            ------------------------------------------------------

1. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending March 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto included in the NTT's consolidated financial statements which is included in its Form 20-F for the fiscal year ended March 31, 2000.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". The SEC delayed the implementation day by which a registrant must comply with the accounting and disclosure standard described in SAB 101 until no later than the fourth quarter of the fiscal year beginning after December 15, 1999. Irrespective of the delayed implementation date, when adopted, SAB 101 will be applied with effect from April 1, 2000. NTT continues to evaluate the effect that such adoption may have on its consolidated results of operations and financial position.


2. U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. The rate of (Yen)108= US$1, the approximate current rate at September 30, 2000, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.


3. On August 30, 2000, NTT Communications Corporation ("NTT Communications"), a subsidiary of NTT, completed its acquisition of Verio Inc., a U.S. Internet solution provider ("Verio"). The acquisition, recorded under the purchase method of accounting, included the purchase of outstanding shares of common stock of Verio at a price of $60 per share, plus acquisition costs, resulted in a total purchase price of (Yen)529,634 million (US$4,904 million). A portion of the purchase price has been allocated to assets and liabilities assumed based on estimated fair value at the date of acquisition while the balance of (Yen)560,740 million (US$5,192 million) was recorded as goodwill and is being amortized over ten years. The pro forma impact of Verio on historical NTT results is immaterial.

4. In May 2000 NTT agreed to the sale of all shares it owned of Photonic Integration Research, Inc. (PIRI), an affiliated company of NTT, to SDL Inc. in exchange for SDL stock. In connection with this transaction, NTT recognized a gain on sale of investments in affiliated company of (Yen)76 billion. The gain was based on a valuation for the 4,830 thousand shares of SDL stock received by NTT minus the book value of PIRI's stock and relating expenses. For the period from the date when NTT received the shares of SDL stock to September 30, 2000, NTT sold 1,152 thousand shares of SDL stock in the market for cash proceeds of (Yen)39.8 billion.

     These cash proceeds were included in the proceeds from sale of marketable equity securities and other investments in NTT cash flows from investing activities.

5. In July 2000, NTT DoCoMo Inc. (NTT DoCoMo), a subsidiary of NTT, invested approximately (Yen)184,592 million (US$1,709 million), and acquired a 20% interest in Hutchison 3G and KPN Mobile N.V. acquired a 15% stake in Hutchison 3G. In August 2000, NTT DoCoMo also acquired a 15% of the Class A shares of KPN Mobile N.V. for approximately (Yen)407,343 million (US$3,772 million).

6. Certain items for the six-month period ended September 30, 1999 and at March 31, 2000 have been reclassified to conform to the 2000 presentation.

7. At September 30, 2000 there were no material litigation or claims outstanding, pending or threatened against the Company.

Subsequent events
-----------------

On November 9, 2000, the Company issued 300,000 shares of common stock in a public offering to third parties at a price of (Yen)949 thousand (US$8,787) per share. The net proceeds from the stock offering were approximately (Yen)279,300 million (US$2,586 million) and were used to repay short-term borrowings incurred in the Verio acquisition.

On November 30, 2000, NTT DoCoMo signed a memorandum of understanding to invest US$9.8 billion to purchase the equivalent of 406 million shares (a 16% equity interest) of AT&T Wireless tracking stock and warrants to purchase the equivalent of an additional 41.7 million shares of AT&T Wireless tracking stock at US$35 per share.

Further, on November 30, 2000, NTT DoCoMo agreed to acquire a 20% equity stake in KG Telecommunication Co., Ltd (KG Telecom) of Taiwan. Under the terms of the agreement, NTT DoCoMo has purchased 310,702,080 shares of KG Telecom from the firm's principal shareholder, Taiwan Cement Co., for NT$55 per share. The total of the stock purchase amounted to NT$17,088 million.